FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of October


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc
27 October 2004

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 20,513,318
Bank of New York Nominees - 4,935,370
Northern Trust - 1,214,652
Chase Nominees Ltd - 67,201,983
BT Globenet Nominees Ltd - 1,857,461
Midland Bank plc - 19,387,518
Cede & Co. - 111,200
Deutsche Bank Mannheim - 3,000
Bankers Trust - 5,778,500
Barclays Bank - 959,600
Citibank London - 30,900
Royal Trust - 34,500
Nortrust Nominees - 18,044,432
Royal Bank of Scotland - 209,900
MSS Nominees Limited - 154,100
State Street Bank & Trust Co - 119,400
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 128,300
Deutsche Bank AG - 8,800
HSBC Bank plc - 21,400
Mellon Bank NA - 447,500
ROY Nominees Limited - 217,600
Mellon Nominees (UK) Limited - 4,585,048
HSBC - 100,200
JP Morgan Chase Bank - 570,300

TOTAL Capital Guardian Trust Company 146,669,982

State Street Nominees Limited - 1,488,386
Bank of New York Nominees - 21,568,984
Northern Trust - 5,533,111
Chase Nominees Ltd - 12,828,094
Midland Bank plc - 757,700
Bankers Trust - 1,016,777
Barclays Bank - 629,700
Citibank London - 1,937,400
Morgan Guaranty - 1,020,400
Nortrust Nominees - 16,450,731
Royal Bank of Scotland - 1,229,900
MSS Nominees Limited - 189,900
State Street Bank & Trust Co - 4,253,580
National Westminster Bank - 192,000
Lloyds Bank - 75,400
Citibank NA - 71,900
Deutsche Bank AG - 4,072,907
HSBC Bank plc - 3,866,589
Mellon Bank NA - 889,565
Northern Trust AVFC - 757,254
KAS UK - 213,853
Mellon Nominees (UK) Limited - 430,300
Bank One London - 600,600
Clydesdale Bank plc - 166,100
JP Morgan Chase Bank - 53,800
TOTAL Capital International Limited 80,294,931

State Street Nominees Limited - 28,400
Bank of New York Nominees - 40,200
Chase Nominees Ltd - 4,355,771
Credit Suisse London Branch - 51,200
Midland Bank plc - 833,800
Barclays Bank - 928,700
Pictet & Cie, Geneva - 41,100
Citibank London - 74,600
Brown Bros -100,100
Nortrust Nominees - 24,700
Morgan Stanley - 30,900
Royal Bank of Scotland - 307,411
J.P. Morgan - 2,688,437
State Street Bank & Trust Co. - 267,100
National Westminster Bank - 120,300
Lloyds Bank - 141,359
RBSTB Nominees Ltd - 121,600
Citibank NA - 51,200
Deutsche Bank AG - 249,700
HSBC Bank plc - 378,217
HSBC - 38,700
TOTAL Capital International SA 10,873,495

State Street Nominees Limited - 8,969,227
Bank of New York Nominees - 1,793,596
Northern Trust - 150,400
Chase Nominees Ltd - 9,012,820
Midland Bank plc - 383,300
Bankers Trust - 64,400
Citibank London - 157,800
Brown Bros. - 279,900
Nortrust Nominees - 1,269,613
Royal Bank of Scotland - 227,800
State Street Bank & Trust Co. - 810,732
Citibank - 127,577
RBSTB Nominees Ltd - 49,200
Citibank NA - 1,342,432
HSBC Bank plc - 359,437
JP Morgan Chase Bank - 745,100
TOTAL Capital International Inc 25,743,334

State Street Nominees Limited - 46,056,737
Chase Nominees Ltd - 4,570,000
TOTAL Capital Research and Management Company 50,626,737

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

26 October 2004

12. Total holding following this notification

314,208,479 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

8.89%

14. Any additional information

Previously notified 9.96% on 1 October 2004

Shares in issue as at 25 October 2004 - 3,533,983,816

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

27 October 2004

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 October 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary